Exhibit 99.1

Autohome Inc. Announces Unaudited Fourth Quarter and Full Year 2021 Financial Results

BEIJING, February 24, 2022 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Highlights1

•	Net Revenues in the fourth quarter of 2021 were RMB1,693.6 million ($265.8 million), compared to RMB2,483.1 million in the corresponding period of 2020.

•

Net Income attributable to Autohome Inc. in the fourth quarter of 2021 was RMB267.8 million ($42.0 million), compared to RMB1,146.9 million in the corresponding period of 2020 and net income attributable to Ordinary Shareholders in the fourth quarter of 2021 was RMB257.0 million ($40.3 million), compared to RMB1,146.9 million in the corresponding period of 2020.

•	Adjusted Net Income attributable to Autohome Inc. (Non-GAAP)[2] in the fourth quarter of 2021 was RMB469.6 million ($73.7 million), compared to RMB1,192.0 million in the corresponding period of 2020.

Full Year 2021 Highlights1

•

Net Revenues in 2021 were RMB7,237.0 million ($1,135.6 million), compared to RMB8,658.6 million in 2020. Online Marketplace and Others Revenues in 2021 were RMB2,237.5 million ($351.1 million), contributing 30.9% of the total revenues, compared to 23.2% in 2020.

•

Net Income attributable to Autohome Inc. in 2021 was RMB2,248.8 million ($352.9 million), compared to RMB3,405.2 million in 2020 and net income attributable to Ordinary Shareholders in 2021 was RMB2,148.6 million ($337.2 million), compared to RMB3,405.2 million in 2020.

•	Adjusted Net Income attributable to Autohome Inc. (Non-GAAP)[2] in 2021 was RMB2,582.4 million ($405.2 million), compared to RMB3,621.0 million in 2020.

•	Share Repurchase: As of February 22, 2022, the Company has repurchased 432,653 American depositary shares (“ADSs”) for a total cost of approximately US$12.7 million.

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.3726 on December 30, 2021 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

2

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

•

Annual Dividend: The Company’s Board of Directors (“Board”) has approved a dividend of US$0.53 per ADS (or US$0.1325 per ordinary share) for fiscal year 2021, which is expected to be paid to shareholders of record as of the close of business on March 21, 2022. The payment is expected to be issued on March 31, 2022 for holders of ordinary shares and on or around April 5, 2022 for holders of ADSs.

Mr. Quan Long, Chairman of the Board and Chief Executive Officer of Autohome, stated, “We ended 2021 on a solid note with total revenues for the full year coming in at RMB7.24 billion, despite the challenging macro environment. During the past year, we successfully maintained our industry leadership position in our traditional businesses. We also achieved steady progress in new business areas. In addition, our diverse and high-quality content continued to drive the expansion of our user base and better user engagement. According to QuestMobile, in December 2021, our mobile daily active users reached a record high with an 11.4% year-over-year increase, further cementing our leadership position in the industry. Furthermore, revenues from new energy vehicle (“NEV”) brands for 2021 more than doubled year-over-year as we continue to engage with NEV automakers. We’re also delighted to see higher adoption of our data products by dealer-customers in 2021, as we continue to enhance our data products with additional innovative premium features.”

Mr. Long added, “On top of these accomplishments, we successfully listed on the Hong Kong Stock Exchange and implemented our strategy upgrade in 2021, both marking historic milestones for the Company. We also launched a share repurchase program while maintaining our annual dividend policy, which evidence confidence in our corporate strategy and long-term prospect. Stepping into 2022, we will continue to bring best-in-class products and services to our users and customers and invest strategically in new territories to enable our sustainable growth and long-term value creation.”

Unaudited Fourth Quarter 2021 Financial Results

Net Revenues

Net revenues in the fourth quarter of 2021 were RMB1,693.6 million ($265.8 million), compared to RMB2,483.1 million in the corresponding period of 2020.

•

Media services revenues were RMB372.7 million ($58.5 million), compared to RMB1,029.3 million in the corresponding period of 2020. The decline was primarily due to the decrease in average revenue per automaker advertiser.

•

Leads generation services revenues were RMB778.1 million ($122.1 million), compared to RMB846.9 million in the corresponding period of 2020. The decline was primarily due to the decrease in dealers’ marketing spending.

•

Online marketplace and others revenues were RMB542.8 million ($85.2 million), compared to RMB606.9 million in the corresponding period of 2020. The decline was primarily due to the revenue decrease from data products.

Cost of Revenues

Cost of revenues remained relatively stable at RMB262.0 million ($41.1 million) and RMB268.0 million in the fourth quarter of 2021 and 2020, respectively. In addition, share-based compensation expense included in cost of revenues was RMB4.8 million ($0.8 million) in the fourth quarter of 2021, compared to RMB4.6 million in the corresponding period of 2020.

Operating Expenses

Operating expenses were RMB1,325.2 million ($207.9 million) in the fourth quarter of 2021, compared to RMB1,338.0 million in the corresponding period of 2020.

•

Sales and marketing expenses were RMB802.7 million ($126.0 million) in the fourth quarter of 2021, compared to RMB870.5 million in the corresponding period of 2020, primarily due to the decrease in promotional spending and continuous budget control. Share-based compensation expense included in sales and marketing expenses in the fourth quarter of 2021 was RMB10.2 million ($1.6 million), compared to RMB8.6 million in the corresponding period of 2020.

•

General and administrative expenses were RMB127.6 million ($20.0 million) in the fourth quarter of 2021, compared to RMB70.6 million in the corresponding period of 2020. The increase was primarily due to the consolidation of TTP Car, Inc (“TTP”). Share-based compensation expense included in general and administrative expenses in the fourth quarter of 2021 was RMB21.4 million ($3.4 million), compared to RMB10.3 million in the corresponding period of 2020.

•

Product development expenses were RMB394.8 million ($62.0 million) in the fourth quarter of 2021, compared to RMB396.9 million in the corresponding period of 2020. Share-based compensation expense included in product development expenses in the fourth quarter of 2021 was RMB16.6 million ($2.6 million), compared to RMB20.5 million in the corresponding period of 2020.

Operating Profit

Operating profit was RMB176.9 million ($27.8 million) in the fourth quarter of 2021, compared to RMB947.2 million in the corresponding period of 2020.

Income Tax Benefit

There was an income tax benefit of RMB119.4 million ($18.7 million) in the fourth quarter of 2021, compared to RMB70.9 million in the corresponding period of 2020.

Net Income attributable to Autohome Inc.

Net income attributable to Autohome Inc. was RMB267.8 million ($42.0 million) in the fourth quarter of 2021, compared with RMB1,146.9 million in the corresponding period of 2020.

Net Income attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB257.0 million ($40.3 million) in the fourth quarter of 2021, compared to RMB1,146.9 million in the corresponding period of 2020. Basic and diluted earnings per share (“EPS”) were RMB0.51 ($0.08) and RMB0.51 ($0.08), respectively, in the fourth quarter of 2021 as compared to basic and diluted EPS of RMB2.39 and RMB2.38, respectively, in the corresponding period of 2020. Basic and diluted earnings per ADS were RMB2.03 ($0.32) and RMB2.03 ($0.32), respectively, in the fourth quarter of 2021 as compared to basic and diluted earnings per ADS of RMB9.58 and RMB9.53, respectively, in the corresponding period of 2020.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP Earnings per Share/ADS

Adjusted net income attributable to Autohome Inc. (Non-GAAP) was RMB469.6 million ($73.7 million) in the fourth quarter of 2021, compared to RMB1,192.0 million in the corresponding period of 2020.

Non-GAAP basic and diluted EPS were RMB0.93 ($0.15) and RMB0.93 ($0.15), respectively, in the fourth quarter of 2021 as compared to non-GAAP basic and diluted EPS of RMB2.49 and RMB2.48, respectively, in the corresponding period of 2020. Non-GAAP basic and diluted earnings per ADS were RMB3.71 ($0.58) and RMB3.71 ($0.58), respectively, in the fourth quarter of 2021 as compared to non-GAAP basic and diluted earnings per ADS of RMB9.95 and RMB9.91, respectively, in the corresponding period of 2020.

Unaudited Full Year 2021 Financial Results

Net Revenues

Net revenues in 2021 were RMB7,237.0 million ($1,135.6 million), compared to RMB8,658.6 million in 2020.

•

Media services revenues were RMB2,011.4 million ($315.6 million), compared to RMB3,455.1 million in 2020. The decline was primarily due to the decrease in average revenue per automaker advertiser, who adjusted their advertising budgets due to the ongoing global chip shortage and the elevated price of raw materials.

•	Leads generation services revenues were RMB2,988.1 million ($468.9 million), compared to RMB3,198.8 million in 2020. The decline was primarily due to the decrease in dealers’ marketing spending.

•

Online marketplace and others revenues increased by 11.6% year-over-year to RMB2,237.5 million ($351.1 million) from RMB2,004.7 million in 2020. The increase was primarily due to the consolidation of TTP.

Cost of Revenues

Cost of revenues was RMB1,047.9 million ($164.4 million) in 2021, compared to RMB961.2 million in 2020. The increase was primarily attributable to the consolidation of TTP. In addition, share-based compensation expense included in cost of revenues was RMB23.1 million ($3.6 million) in 2021, compared to RMB21.4 million in 2020.

Operating Expenses

Operating expenses were RMB4,701.7 million ($737.8 million) in 2021, compared to RMB4,992.6 million in 2020.

•

Sales and marketing expenses were RMB2,759.9 million ($433.1 million) in 2021, compared to RMB3,246.5 million in 2020, primarily due to the decrease in promotional spending and continuous budget control. Share-based compensation expense included in sales and marketing expenses in 2021 was RMB46.8 million ($7.3 million), compared to RMB40.1 million in 2020.

•

General and administrative expenses were RMB543.8 million ($85.3 million) in 2021, compared to RMB381.8 million in 2020. The increase was primarily due to the consolidation of TTP. Share-based compensation expense included in general and administrative expenses in 2021 was RMB48.8 million ($7.7 million), compared to RMB55.9 million in 2020.

•

Product development expenses were RMB1,398.0 million ($219.4 million) in 2021, compared to RMB1,364.2 million in 2020. The increase was primarily due to the consolidation of TTP. Share-based compensation expense included in product development expenses in 2021 was RMB87.3 million ($13.7 million), compared to RMB93.9 million in 2020.

Operating Profit

Operating profit was RMB1,781.6 million ($279.6 million) in 2021, compared to RMB3,148.0 million in 2020.

Income Tax Expense

There was an income tax expense of RMB34.0 million ($5.3 million) in 2021, compared to RMB260.9 million in 2020. The decrease was primarily due to lower taxable income.

Net Income attributable to Autohome Inc.

Net income attributable to Autohome Inc. was RMB2,248.8 million ($352.9 million) in 2021, compared to RMB3,405.2 million in 2020.

Net Income attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB2,148.6 million ($337.2 million) in 2021, compared to RMB3,405.2 million in 2020. Basic and diluted EPS were RMB4.30 ($0.67) and RMB4.29 ($0.67), respectively, in 2021 as compared to basic and diluted EPS of RMB7.13 and RMB7.10, respectively, in 2020. Basic and diluted earnings per ADS were RMB17.19 ($2.70) and RMB17.17 ($2.69), respectively, in 2021 as compared to basic and diluted earnings per ADS of RMB28.53 and RMB28.40, respectively, in 2020.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP Earnings per Share/ADS

Adjusted net income attributable to Autohome Inc. (Non-GAAP) was RMB2,582.4 million ($405.2 million) in 2021, compared to RMB3,621.0 million in 2020. Non-GAAP basic and diluted EPS were RMB5.17 ($0.81) and RMB5.16 ($0.81), respectively, in 2021 as compared to non-GAAP basic and diluted EPS of RMB7.58 and RMB7.55, respectively, in 2020. Non-GAAP basic and diluted earnings per ADS were RMB20.66 ($3.24) and RMB20.64 ($3.24), respectively, in 2021 as compared to non-GAAP basic and diluted earnings per ADS of RMB30.33 and RMB30.19, respectively, in 2020.

Balance Sheet and Cash Flow

As of December 31, 2021, the Company had cash and cash equivalents and short-term investments of RMB20.73 billion ($3.25 billion). Net cash provided by operating activities in the year of 2021 was RMB3,523.9 million ($553.0 million).

Share Repurchase

On November 18, 2021, the Company announced that its Board had authorized a share repurchase program under which the Company may repurchase up to US$200 million of its ADSs for a period not to exceed 12 months thereafter. As of February 22, 2022, the Company had repurchased 432,653 ADSs for a total cost of approximately US$12.7 million.

Annual Dividend

The Board has approved a dividend of US$0.53 per ADS (or US$0.1325 per ordinary share) for fiscal year 2021, which is expected to be paid to shareholders of record as of the close of business on March 21, 2022, Beijing/ Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on March 21, 2022 (Beijing/ Hong Kong Time). The payment is expected to be issued on March 31, 2022 for holders of ordinary shares and on or around April 5, 2022 for holders of ADSs.

Under the Company’s annual dividend policy approved on November 4, 2019, the annual dividend has been set at an amount equivalent to approximately 20% of the Company’s net income in the previous fiscal year. The determination to make future dividend distributions, and the exact amount of such distributions in any particular year, will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors, and subject to adjustment and determination by the Board.

Employees

The Company had 5,793 employees as of December 31, 2021, including 2,147 employees from TTP.

Conference Call Information

The Company will host an earnings conference call at 7:00 AM U.S. Eastern Time on Thursday, February 24, 2022 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-824-5644
Hong Kong, China:	+852-3027-6500
Mainland, China:	8009-880-563/ 400-821-0637
United Kingdom:	0800-026-1542
International:	+1-646-722-4977
Passcode:	58541071#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 3, 2022:

United States:	+1-646-982-0473
International:	+61-2-8325-2405
Passcode:	520000424#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to engage, educate and inform consumers about everything auto. Autohome provides original generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, certain noncontrolling interests adjustments for TTP (for the first time starting in the first quarter of 2021 included interest income related to convertible bond investment to TTP, which is eliminated in consolidation), and investment loss relating to non-operating impact of a write-down of the initial investment in a financial product, adjusted for related income tax effects. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted net margin as Adjusted Net Income attributable to Autohome Inc. divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets, and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or non-operating items in nature. The use of the above non-GAAP financial measures has certain limitations, as the excluded certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended December 31,			For year ended December 31,
	2020	2021		2020	2021
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)
Net revenues:
Media services	1,029,307	372,708	58,486	3,455,056	2,011,446	315,640
Leads generation services	846,883	778,076	122,097	3,198,832	2,988,075	468,894
Online marketplace and others	606,904	542,833	85,182	2,004,671	2,237,483	351,110

Total net revenues	2,483,094	1,693,617	265,765	8,658,559	7,237,004	1,135,644

Cost of revenues	(268,006)	(261,970)	(41,109)	(961,170)	(1,047,892)	(164,437)

Gross profit	2,215,088	1,431,647	224,656	7,697,389	6,189,112	971,207

Operating expenses:
Sales and marketing expenses	(870,523)	(802,714)	(125,963)	(3,246,507)	(2,759,905)	(433,089)
General and administrative expenses	(70,577)	(127,644)	(20,030)	(381,843)	(543,799)	(85,334)
Product development expenses	(396,894)	(394,795)	(61,952)	(1,364,227)	(1,398,037)	(219,383)

Total operating expenses	(1,337,994)	(1,325,153)	(207,945)	(4,992,577)	(4,701,741)	(737,806)

Other operating income, net	70,081	70,413	11,049	443,215	294,241	46,173

Operating profit	947,175	176,907	27,760	3,148,027	1,781,612	279,574

Interest and investment income/(loss), net	129,496	(25,624)	(4,021)	521,731	395,245	62,022
Earnings/(loss) from equity method investments	849	1,363	214	(1,246)	301	47

Income before income taxes	1,077,520	152,646	23,953	3,668,512	2,177,158	341,643

Income tax (expense)/benefit	70,883	119,447	18,744	(260,945)	(34,006)	(5,336)

Net income	1,148,403	272,093	42,697	3,407,567	2,143,152	336,307

Net (income)/ loss attributable to noncontrolling interests	(1,501)	(4,257)	(668)	(2,338)	105,633	16,576
Net income attributable to Autohome Inc.	1,146,902	267,836	42,029	3,405,229	2,248,785	352,883

Accretion of mezzanine equity	—	(31,056)	(4,873)	—	(411,792)	(64,619)
Accretion attributable to noncontrolling interests	—	20,243	3,177	—	311,573	48,893

Net income attributable to ordinary shareholders	1,146,902	257,023	40,333	3,405,229	2,148,566	337,157

Earnings per share for ordinary shares
Basic	2.39	0.51	0.08	7.13	4.30	0.67
Diluted	2.38	0.51	0.08	7.10	4.29	0.67
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	9.58	2.03	0.32	28.53	17.19	2.70
Diluted	9.53	2.03	0.32	28.40	17.17	2.69

Weighted average shares used to compute earnings per share attributable to ordinary shareholders:

Basic	479,092,204	505,721,464	505,721,464	477,467,268	499,861,764	499,861,764
Diluted	481,306,332	505,974,276	505,974,276	479,686,380	500,481,540	500,481,540

AUTOHOME INC.

RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended December 31,			For year ended December 31,
	2020	2021		2020	2021
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)
Net income attributable to Autohome Inc.	1,146,902	267,836	42,029	3,405,229	2,248,785	352,883
Plus: income tax expense/(benefit)	(70,883)	(118,107)	(18,534)	260,945	39,038	6,126
Plus: depreciation of property and equipment	45,171	57,941	9,092	158,229	219,001	34,366
Plus: amortization of intangible assets	2,943	10,833	1,700	12,045	31,647	4,966

EBITDA	1,124,133	218,503	34,287	3,836,448	2,538,471	398,341

Plus: share-based compensation expenses	43,986	52,977	8,313	211,206	206,056	32,335

Adjusted EBITDA	1,168,119	271,480	42,600	4,047,654	2,744,527	430,676

Net income attributable to Autohome Inc.	1,146,902	267,836	42,029	3,405,229	2,248,785	352,883
Plus: amortization of intangible assets resulting from business acquisition	1,139	10,722	1,683	4,556	26,564	4,168
Plus: share-based compensation expenses	43,986	52,977	8,313	211,206	206,056	32,335
Plus: certain noncontrolling interests adjustments for TTP	—	—	—	—	(35,196)	(5,523)
Plus: investment loss arising from one of financial products [1]	—	164,070	25,746	—	164,070	25,746
Plus: tax effects of the reconciliations	—	(26,048)	(4,087)	—	(27,912)	(4,380)

Adjusted net income attributable to Autohome Inc.	1,192,027	469,557	73,684	3,620,991	2,582,367	405,229

Net income attributable to Autohome Inc.	1,146,902	267,836	42,029	3,405,229	2,248,785	352,883
Net margin	46.2%	15.8%	15.8%	39.3%	31.1%	31.1%
Adjusted net income attributable to Autohome Inc.	1,192,027	469,557	73,684	3,620,991	2,582,367	405,229
Adjusted net margin	48.0%	27.7%	27.7%	41.8%	35.7%	35.7%

Non-GAAP earnings per share
Basic	2.49	0.93	0.15	7.58	5.17	0.81
Diluted	2.48	0.93	0.15	7.55	5.16	0.81
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	9.95	3.71	0.58	30.33	20.66	3.24
Diluted	9.91	3.71	0.58	30.19	20.64	3.24

Weighted average shares used to compute non-GAAP earnings per share:

Basic	479,092,204	505,721,464	505,721,464	477,467,268	499,861,764	499,861,764
Diluted	481,306,332	505,974,276	505,974,276	479,686,380	500,481,540	500,481,540

[1]

It represented the loss of an overdue financial product with fair value below its initial investment as of December 31, 2021, which was recognized at “interest and investment income/(loss), net”. The impact was considered to be not directly related to the Company’s operating activities.

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of December 31,
	2020	2021
	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)
ASSETS
Current assets
Cash and cash equivalents	1,751,222	4,236,501	664,799
Restricted Cash	—	89,855	14,100
Short-term investments	12,878,176	16,496,267	2,588,624
Accounts receivable, net	3,124,197	2,139,471	335,730
Amounts due from related parties, current	47,303	83,376	13,084
Prepaid expenses and other current assets	563,182	280,248	43,977

Total current assets	18,364,080	23,325,718	3,660,314

Non-current assets
Restricted cash, non-current	17,926	5,200	816
Property and equipment, net	410,081	381,496	59,865
Goodwill and intangible assets, net	4,511,812	4,428,822	694,979
Long-term investments	70,418	70,720	11,098
Deferred tax assets	79,661	176,138	27,640
Amounts due from related parties, non-current	18,163	7,529	1,181
Other non-current assets	258,704	133,383	20,931

Total non-current assets	5,366,765	5,203,288	816,510

Total assets	23,730,845	28,529,006	4,476,824

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,577,709	2,044,597	320,842
Advance from customers	127,235	123,370	19,359
Deferred revenue	1,315,667	1,553,013	243,702
Income tax payable	85,177	233,342	36,616
Amounts due to related parties	79,895	31,897	5,005

Total current liabilities	4,185,683	3,986,219	625,524

Non-current liabilities
Other liabilities	104,861	28,619	4,492
Deferred tax liabilities	631,509	576,798	90,512

Total non-current liabilities	736,370	605,417	95,004

Total liabilities	4,922,053	4,591,636	720,528

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,056,237	1,468,029	230,366

EQUITY
Total Autohome Inc. shareholders’ equity	17,625,734	22,754,419	3,570,665
Noncontrolling interests	126,821	(285,078)	(44,735)

Total equity	17,752,555	22,469,341	3,525,930

Total liabilities, mezzanine equity and equity	23,730,845	28,529,006	4,476,824